07005557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-38238

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRYANT PARK CAPITAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
489 FIFTH AVENUE - 27TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL MAGERMAN **(212) 798-8212**
(Area Code - Telephone Number)

SEC MAIL RECEIVED MAR 2007 WASH, D.C.

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

BRYANT PARK CAPITAL, INC.

INDEX

BRYANT PARK CAPITAL, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	150,869
Accounts receivable		42,689
Investment in non-marketable security at fair value		100
TOTAL ASSETS	$	193,658

SHAREHOLDER'S EQUITY

Shareholder's equity:		
Common stock, no par value; authorized 15,000 shares, issued and outstanding 10,000 shares	$	10,000
Additional paid-in capital		183,658
TOTAL SHAREHOLDER'S EQUITY	$	193,658

The accompanying notes are an integral part of this financial statement.

BRYANT PARK CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital, Inc. (the "Company) is a broker-dealer registered with the Securities and Exchange Commission, and is a member of National Association of Securities Dealers, Inc. ("NASD"). The Company's primary business activities include investment banking, advisory and consulting work, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of BPC Group, LLC (the "Parent"), an S corporation (see note3).

During the year ended December 31, 2006, one customer comprised approximately 69% of the Company's fee income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2006, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company elected to be treated as a "Qualified Subchapter S Subsidiary" (QSSS) of the Parent under the Internal Revenue Code. As a wholly owned and qualified subsidiary of an S corporation, the Company is not liable for federal income taxes on operating income. For tax purposes, the Company's assets, liabilities and items of income, deduction and credit are combined with those of the S corporation parent.

The Parent files a combined state and local tax return with the Company. The Company's allocated share of state and local taxes is reflected in the total service fees on the Statement of Operations (see Note 4).

NOTE 4 - RELATED PARTY TRANSACTIONS

Bryant Park Capital Inc. is a wholly owned subsidiary of BPC Group, LLC (see Note 1). In accordance with an agreement between the Parent and the Company, all administrative expenses of the Company are paid by the Parent. Under the agreement, the Company reimbursed the Parent for administrative expenses in the

NOTE 4 - CONTINUED

amount of $4,992,609, representing its allocable share of the following expenses to the Company:

Compensation and related expenses	$3,302,821
Professional services and fees	987,073
Rent and occupancy costs	196,524
Travel and entertainment	60,081
Communication and market services	78,350
Office expenses	58,309
Taxes	174,515
Other	134,936
Total	$4,992,609

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2006, the Company had net capital of $150,869 which was $145,869 in excess of the required minimum net capital at that date of $5,000.

END